Exhibit 21

Subsidiaries of Registrant
Company	State of Jurisdiction of Organization	Percentage of Voting Securities Owned

Southeast Power Corporation	Florida	100%
St. Cloud Mining Company	Florida	100%
Florida Transport Corporation	Florida	100%
The Goldfield Consolidated Mines Company (inactive)	Florida	100%
Subsidiaries of The Goldfield
Consolidated Mines Company
The Lordsburg Mining Company	Florida	100%
Southeast Real Estate Resources Corporation	Florida	100%
Subsidiaries of Southeast Real Estate Resources Corporation
Riomar of Brevard, Inc.	Florida	100%
Country Club Point of Brevard, Inc.	Florida	100%
Cape Club of Brevard, Inc.	Florida	100%
Oak Park of Brevard, Inc.	Florida	100%
7-1-99 Corp. (inactive)	Florida	100%
Steeple Rock Mining Company (inactive)	Florida	100%
Mamba Engineering Company, Inc. (inactive)	Florida	100%

All of the above subsidiaries are included in the consolidated financial statements of the Company at December 31, 2001.